Andrew I. Telsey, P.C. Attorney at Law

12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112

Telephone: 303/768-9221 – Facsimile: 303/768-9224 – E-Mail: aitelsey@cs.com

November 1, 2007

VIA EDGAR ONLY

Blaise Rhodes

Staff Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Pacific Fuel Cell Corp.
Your Letter dated August 15, 2007
Form 10-KSB for the Fiscal Year Ended December 31, 2006

File No. 000-28031

Dear Ms Rhodes:

In response to your above referenced letter, filed electronically on behalf of the above referenced company (the “Registrant” or “Company”) is Amendment No. 1 to the Form 10-KSB/A1 (the “Amendment”), submitted in response to the Staff’s written comments of August 15, 2007. In addition, simultaneous herewith the requested Tandy Letter has also been electronically filed. This letter describes the Registrant’s response to each comment, and the individual issues were discussed with Brian Bhandari. Relevant thereto, please be advised as follows.

Form 10-KSB For Fiscal Year Ended December 31, 2006

Financial Statements

Comment No. 1

As described on pages 6-7 of the Company’s Form 10-KSB, above referenced, the Company paid $100,000 as a deposit and had a commitment to pay (and did pay) the remaining balance of $95,000 by June 30, 2007, at which time the Company took title to the equipment and the equipment was placed into service by June 30, 2007. At December 31, 2006, the $100,000 deposit on equipment was shown on the balance sheet.

Blaise Rhodes, Staff Accountant

United States Securities and Exchange Commission

October 31, 2007

Comment No. 2

As of the date hereof, Cellfoods is a dormant company. The amendment contains additional disclosure on why the Company elected to discontinue the operations of Cellfoods. As Cellfoods sole asset was cash at December 31, 2006, there was no impairment under SFAS 144. Further, as Cellfoods had expenses of approximately $1,000 for the year ended December 31, 2006, there are no material items for discussion under SFAS 131 for segment reporting.

Item 8A. Controls and Procedures

(page 37)

Comment No. 3

The disclosure in the Amendment has been revised to comply with Items 307 and 308(c) of Regulation S-B. See page 38 of the amendment.

In the event you have any additional comments or concerns, please contact the undersigned.

Thank you for your cooperation in this matter.

Yours truly,

ANDREW I. TELSEY, P.C.

s/Andrew I. Telsey

Andrew I. Telsey

For the Firm

cc: Client

AIT/ddk